Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007 (as amended, the “Merger Agreement”), by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger. The Company urges investors to read the documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, when they are available. Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions. Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006. Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials filed or to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of

1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annexes 1, 2 and 3 hereto are materials discussing the Company and the Merger which will be distributed to state legislators in Maine beginning on June 6, 2007. The material attached as Annexes 1, 2 and 3 hereto may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

Distributed at the Request of

Senator Douglas M. Smith and Representative Kenneth C. Fletcher

OPPOSE LD 1866

MAINE SHOULDN’T DISCOURAGE NEW BUSINESS!

▪	LD 1866 throws out 25 years of Maine utility law and precedent and limits the discretion of the Maine PUC to decide what’s in the state’s best interest!
o

Currently, the PUC conducts hearings to review proposed utility reorganizations, with the authority to obtain all necessary information and to set whatever conditions are necessary to ensure that the transaction is consistent with the interests of ratepayers. LD 1866 is an attempt by special interests to stop the Verizon/FairPoint transaction. LD 1866 would throw out 25 years of Maine utility law for a vague and uncertain standard – and would apply this retroactively to a current proceeding!

▪	LD 1866 will hurt broadband deployment to Maine’s rural citizens, towns and businesses!
o

92% of FairPoint’s customers have access to broadband; while many locations in Maine have none. FairPoint has publicly stated that it will rapidly deploy broadband in Maine within the first 12 months after the transaction is approved. Because of the uncertainty created by throwing out the existing law, LD 1866 will allow those who wish to stop the transaction to appeal any decision they don’t like, delaying Maine’s broadband for years. LD 1866 will make it harder to attract anyone willing to invest in Maine’s broadband infrastructure. If the rules can be retroactively changed once, they can be retroactively changed again.

▪	LD sends a horrendous message – Maine’s law are subject to retroactive change at the whim of special interests, without any showing of necessity!
o

Many elements of the Maine business and economic development communities have expressed concern that LD 1866 sends a terrible message to businesses considering coming to Maine – especially a few weeks after the Bangor racino issue. If special interest-backed legislation can change long-standing utility law, the same could happen for tax law, environmental law, labor law, corporate law and any of Maine’s economic development incentives.

We urge you to vote No on the Majority report on LD 1866!

Maine State Chamber of Commerce

Bangor Chamber of Commerce

Kennebec Valley Chamber of Commerce

Mid-Maine Chamber of Commerce

Lewiston-Auburn Growth Council

Portland Regional Chamber of Commerce

Associated Builders & Contractors of Maine

Industrial Energy Consumer Group

Maine Automobile Dealers Association

Maine Farm Bureau

Maine Forest Products Council

Maine Innkeepers Association

Maine Merchants Association

Maine Potato Board

Maine Oil Dealers Association

Maine Restaurant Association

Maine Tourism Association Manufacturers Association of Maine

Ski Maine Association

Bangor Hydro

Central Maine Power

FairPoint Communications

Hallowell International

Harpers Development LLC

Red Shield Environmental LLC Verizon

Information provided by Preti Flaherty on behalf of FairPoint Communications, Inc.

Annex 2

PROVIDING THE FACTS ABOUT THE FAIRPOINT PURCHASE

OF VERIZON’S LAND-LINE BUSINESS IN MAINE

The Basic Facts

FairPoint Communications, Inc. (NYSE: FRP) has entered into a definitive agreement to merge with a subsidiary of Verizon Communications Inc. that will own the wireline operations of Verizon in Maine, New Hampshire and Vermont. The total transaction value for these Verizon operations is $2.715 billion, including the assumption of $1.7 billion of debt by FairPoint. FairPoint already has financing commitments in place for a substantial portion of this debt. The Merger is expected to close by the end of January 2008 after the receipt of the required state and federal regulatory approvals.

CORRECTING MISPERCEPTIONS

QUESTION:	Will Verizon’s union employees be put out of work by this merger?

Answer:  Absolutely not. Unfortunately, the basic facts have been misunderstood by some parties, with the result that some union members have expressed fear about their jobs and pensions. Here is the representation FairPoint made on jobs, benefits, union contracts and new jobs in a letter to Governor Baldacci on March 7, 2007:

1.	maintain all current union and non-union jobs;
2.

honor the Verizon union contracts; continuing the same compensation, benefits and pension plan (the pension plan will be fully funded by Verizon as part of the transaction) and working collaboratively with the unions on new contracts in 2008 or earlier;

3.	bring 600 new positions to the 3 state region;
4.

use a combination of fiber and DSL to substantially increase broadband in Maine in the first 12 months after the merger; while maintaining the existing cost of DSL for current Verizon customers; and honoring all existing customer contracts.

▪     QUESTION: Does FairPoint have the operating and financial strength to complete this transaction and run these operations after the transaction closes?

Answer:

Absolutely. The key fact is that the phone company we know as “Verizon” is transferring all its poles, wires, equipment, and revenue base to FairPoint and all of its employees will continue in their current positions. So the company will change its name, but the basic business remains the same. This acquisition comes as a complete business package, along with both equipment and employees to provide and maintain service to the customer. As part of its commitment to New England, FairPoint will be adding 600 new positions.

▪	QUESTIONS: How will my Verizon rates be affected? Will Maine consumers pay twice?
Answer:

Absolutely not. FairPoint has stated publicly that it will not seek to increase rates for existing Verizon customers as a result of the transaction. FairPoint and its rates are regulated by the Maine Public Utilities Commission, which would have to approve any new rates. Also, Maine consumers are not paying for FairPoint to buy the business, as the capital is being provided by investors.

▪	QUESTION: Should the Legislature get involved in an ongoing case at the PUC?
Answer:

No. Since the Legislature created the PUC in 1913, the Legislature has refused to become involved in utility cases. The Legislature created the PUC to decide cases like this, on the facts and based on the PUC's and its staff’s expertise, not on lobbying. This matter should be decided by the PUC based on the current standards which promote the public interest. The PUC will examine hundreds of issues to determine whether this transaction is harmful to ratepayers or investors. The cases are well underway, and no one has suggested the PUC is not doing its job. If the Legislature interferes in this case, it will soon be asked to interfere in many cases.

▪	QUESTION: Why is LD 1866 unfair and a bad move for Maine?
Answer:
▪

LD 1866 is to be applied retroactively, changing the law applicable to an ongoing legal proceeding at the request of one of the parties to that proceeding, something that has never happened in the Maine PUC or court proceedings;

▪	LD 1866 will toss out 25 years of settled utilities law and precedent in Maine;
▪	LD 1866 will establish a new poorly defined standard that will spawn years of litigation to determine its meaning;
▪	LD 1866 will take general policy goals and apply them in a setting for which they were never intended, nor for which they have been defined and
▪	LD 1866 will apply to ALL large utilities, including CMP and Bangor Hydro.

If LD 1866 is enacted, it will send a clear message to all businesses and persons who are thinking about investing in businesses in Maine that after they have completed their business negotiations and applied for needed regulatory approvals, the Maine Legislature stands ready to retroactively change the rules of the game. This sort of activity will deter investment in Maine and benefit no one.

▪	QUESTION: What is wrong with asking FairPoint to keep its promises? How is that unfair?

Answer:

Asking FairPoint to defend its commitments in any public setting or the existing PUC proceeding under the existing law is completely fair. What is not fair is letting opponents, who have admitted they are working to halt the transaction, change the legal standard halfway through the process, so that they can rely on the vagueness and confusion around the new standard to delay and then appeal a decision that they do not like. Changing the standard at this time and in this way, could unfairly tilt the playing field in favor of those who wish to stop the transaction. They are not interested in what’s best for Maine, but what will stop the transaction.

This statutory change does much more than that. Changing the legal standard in the middle of a case is intended to, and could, violently disrupt the pending proceeding. FairPoint and Verizon have filed 220 pages of expert testimony and answered nearly 1000 (a record number) of written questions from parties. The current case is well underway.

▪     QUESTION: Why is Verizon using a “Reverse Morris Trust1” to avoid taxes on the transaction of its land-line business in Northern New England?

Answer:

The issue is how to keep telephone and broadband rates low for Maine. Any taxes paid by Verizon on the purchase price would increase the price paid by FairPoint. A higher cost to FairPoint would mean higher rates for consumers.

The utilization of a Reverse Morse Trust structure is a very common method by which telecommunications companies can rationalize their wireline assets. In fact, both Alltel and Sprint have used this structure in the last year to separate their wireline assets from their wireless business. This structure allows Verizon’s shareholders to become shareholders of FairPoint and avoid the need to pay taxes as a result of the transaction. This enabled Verizon and FairPoint to negotiate a lower purchase price, which in turn enables FairPoint to make increased investment in infrastructure, broadband development and other areas which benefit Maine customers, communities and employees.

This argument shows that opponents of the transaction have not thought clearly about what is in the best interests of Maine workers and ratepayers. Would opponents prefer that the money be paid in taxes rather than be invested in broadband infrastructure so badly needed in parts of Maine?

QUESTION: Why Verizon did not choose to sell the land-line business to a larger company.

_________________________

1 All quotations from IBEW/CWA paper distributed on 4/24/07

Answer:

FairPoint believes that Verizon agreed to the transaction with FairPoint because valued the New England business most highly and because FairPoint was clearly the most natural partner for Verizon. FairPoint is the only company which has a major existing operational presence in the northern New England states, which focused predominantly on rural and small urban market. FairPoint also has significant experience with the regulatory process in northern New England as a result of completing six acquisitions in the area.

Annex 3

TIMELINE FOR A TWO AND ONE-HALF YEAR, $2.7 BILLION TRANSACTION

• Late 2005:	Verizon begins discussions with FairPoint concerning the possible sale of its landline assets in ME, NH & VT.

• December 2005	Verizon and FairPoint execute a confidentiality agreement and discussions begin in earnest.

• February 2006

Verizon invites FairPoint’s written indication of interest or “proposal”. During the 12 months between February 2006 and January 2007, FairPoint and Verizon engaged in extensive and time consuming discussions, negotiations, meetings, conference calls, document preparation, research, due diligence and analysis by dozens of management personnel, lawyers and consultants. The negotiations were focused on producing a transaction premised on long-standing Maine law and telecommunications policy (and other federal and state laws) that provided reasonable value to Verizon, a growth opportunity for FairPoint, reasonable ability for FairPoint to invest in broadband expansion and other beneficial plans, and the avoidance of the need for increases in rates or tariffs. This effort required a major expenditure of time and resources by the parties during this period.

• January 16, 2007	Verizon and FairPoint conclude nearly a year of negotiations and announce merger agreement, with a view to meeting all obligations under long-standing Maine law and telecommunications policy.

• January 31, 2007	Verizon and FairPoint jointly file for regulatory approvals at Maine PUC based on long-standing Maine law and telecommunications policy.

•	35-A M.R.S.A,. § 707 (Affiliated Interests Approval)
•	35-A M.R.S.A. § 708 (Reorganization approval)

•	35-A M.R.S.A. § 1101 (Transfer of assets)
•	35-A M.R.S.A. § 1104 (Discontinuance of Service)
•	35-A M.R.S.A. § 2102 (Authority to Serve)

NOTE: The PUC is required by statute to decide the § 708 reorganization approval within six months, by July 30, 2007.

• February 8, 2007	February 8, 2007 IBEW, CWA petition to intervene in PUC proceedings.

• February 27, 2007

PUC holds Case Conference and with the participation of all parties, including Labor Intervenors, prepares a list of the issues in the case and establishes schedule for cases. FairPoint proposes a schedule to conclude the case before the end of the year, thereby allowing MPUC and parties an extension beyond the 6-month deadline set forth in Section 708.

• March 14, 2007

PUC grants IBEW and CWA petition to intervene with full rights to address all issues and not just issues related to employee and union matters (same broad scope as Office of the Public Advocate to pursue any relevant issue). IBEW and CWA also have full rights of an intervenor to do the following:

•	Right to be heard on all substantive and procedural issues
•	Right to conduct discovery (issue data requests) of which the unions have already issued almost 200 questions (when considering multi-part questions)
•	Right to file motions to compel responses by FairPoint and Verizon
•	Right for unions, lawyers and consultants to have access to confidential information of FairPoint and Verizon
•	Right to file testimonies of witnesses
•	Right to cross-examine witnesses of FairPoint, Verizon and other parties
•	Right to object to any proposed settlement of issues in the case
•	Right to file briefs
•	Right to file exceptions to PUC Staff’s recommendations

•	Right to pursue reconsideration of PUC decision
•	Right to pursue appeal of PUC decision

• March, 2007

FairPoint and Verizon distribute to all parties copies of the principal transaction documents and agreements, including material attachments and exhibits (approximately 2,000 pages), substantially all of which have been available as exhibits to filings by FairPoint with the Securities and Exchange Commission since mid-January 2007

• March 23, 2007	Verizon and FairPoint file 220 pages of supporting expert testimony based on long standing Maine law and telecommunications policy.

• April 6, 2007	Intervenors file over 800 written questions (interrogatories) seeking further information from Verizon and FairPoint.

• April 27, 2007	Deadline for responses to written questions. Verizon and FairPoint provide approximately 5,500 pages of additional information.

• May 11, 2007	Intervenors and PUC Staff file an additional 300 questions.

• May 29, 2007	Deadline for answers to the 300 questions; total pages of Verizon/FairPoint information rises to 7,600.

• June 7, 8, 12, 2007	Technical Conferences

• June 19, 2007	Applicants are to respond to any additional open questions from the Technical Conferences.

• July 2, 2007	Intervenors’ written testimonies (cases) are due to be filed, based on long standing Maine law and telecommunications policy.

• August 8-10, 2007	Technical conferences/negotiation sessions.

• Sept. 18, 20, 25, 2007	PUC conducts hearings for members of public.

• October 2-5, 10, 2007	PUC conducts formal hearings on requests for approval.

• November-Dec. 2007	Anticipated PUC Decision.

• January 2008	Transaction expected to close, and FairPoint begins to operate the combined company.